UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER AND AIR LEASE CLOSE AN AGREEMENT FOR UP TO 20 E-JETS

New leasing company opts for the EMBRAER 190

São José dos Campos, July 20, 2010 – Embraer and Air Lease Corp., a newly formed aircraft leasing, purchasing and financing provider company led by the legendary Steven Udvar-Házy, signed a Letter of Intent (LOI) for the sale of 15 EMBRAER 190 jets, today, at the 47th Farnborough International Airshow, in England. Five of the 15 orders are re-confirmable, and the deal also includes five options, representing a potential sale of 20 EMBRAER 190s.

“We’re proud to partner with Steven Udvar-Házy, the founder of Air Lease Corp., in his new, thrilling aviation endeavor,” states Paulo César de Souza e Silva, Embraer Executive Vice President, Airline Market. “His remarkable professional experience and respectability in the aviation business, together with the outstanding attributes of our E-Jets family, will be major supporters of the success of the new company.”

The EMBRAER 190 is the third of the four members of the EMBRAER 170/190 family of E-Jets, a brand-new commercial aircraft that entered service in August 2005. The jet may be configured in one or two classes, seating 98 to 114 passengers in a comfortable four-abreast (2-2), no-middle-seat configuration, and can fly up to 2,400 nautical miles (4,448 kilometers) nonstop.

“We have been following the growing market demand for the EMBRAER 190 for many years. We are now absolutely convinced that it is the right aircraft for not only the regional jet marketplace, but that it’s powerful and compelling economics, passenger appeal, and reliability, positions it to occupy a significant segment of mainline operations,” says John L. Plueger, President and COO of Air Lease Corp. “We are delighted to bring this product to our operating lease portfolio for the benefit of our customers, worldwide.”

Air Lease Corp. was established in 2010 in Los Angeles, California. The company’s staff is comprised of pioneers of the aviation industry who continue to cultivate over 30 years of trusted customer relationships. Air Lease is led by Chairman and Chief Executive Officer (CEO) Steven Udvar-Házy. Its mission is to support commercial fleet aircraft leasing, purchasing and financing needs. For more information, visit www.AirLeaseCorp.com or contact info@AirLeaseCorp.com.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

About the EMBRAER 170/190 E-Jets family

The EMBRAER 170/190 family of E-Jets consists of four commercial jets with 70 to 122 seats, featuring advanced engineering design, efficient performance, outstanding operating economics, low emission levels and a spacious cabin without middle seats.

The E-Jets have a maximum cruising speed of Mach 0.82, can fly at 41,000 feet (12,497 meters) and have ranges of up to 2,400 nautical miles (4,448 km). The high degree of commonality among the four aircraft – EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195 – results in exceptional savings for carriers, in terms of crew training and costs of spare parts and maintenance. Another key feature of the E-Jets is the state-of-the- art, fly-by-wire technology, which increases operating safety, while reducing pilot workload and fuel consumption.

The double-bubble fuselage design provides superior comfort and includes two main passenger entrances and two service doors, thus minimizing aircraft turn-around time. The E-Jets offer much more space for passengers, in a single or dual-class layout, than other aircraft with similar seating capacities. For more details, visit www.EmbraerCommercialJets.com.

The E-Jets have achieved outstanding success, with nearly 900 firm orders logged and over 650 jets in operation, worldwide. They have accumulated more than 3.7 million flight hours and transported 200 million passengers. This proven family is helping airlines to rightsize low load factor narrowbody routes, to replace older, inefficient aircraft, and to develop new markets with lower operating costs, greater efficiency, and outstanding passenger comfort.

To better understand the benefits of these aircraft, when substituting older jets, visit www.eforefficiency.com.

Embraer Image Gallery

Visit the Embraer image gallery at www.embraer.com.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2010, Embraer had a workforce of 16,781 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO